============================================================

              SECURITIES AND EXCHANGE COMMISSION

                    WASHINGTON, D.C. 20549
                     --------------------

                         SCHEDULE TO

                      (Amendment No. 4)

  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
            OF THE SECURITIES EXCHANGE ACT OF 1934

                 WILLAMETTE INDUSTRIES, INC.
              (Name of Subject Company (Issuer))

                    COMPANY HOLDINGS, INC.
                     WEYERHAEUSER COMPANY
            (Names of Filing Persons -- Offerors)

           COMMON STOCK, PAR VALUE $0.50 PER SHARE
                (Title of Class of Securities)

                          969133107
            (CUSIP Number of Class of Securities)

                    Robert A. Dowdy, Esq.
                     Weyerhaeuser Company
                Federal Way, Washington 98063
                  Telephone: (253) 924-2345

 (Name, Address and Telephone Number of Person Authorized to Receive
   Notices and Communications on Behalf of Filing Persons)

                           Copy to:

                      Richard Hall, Esq.
                   Cravath, Swaine & Moore
                      825 Eighth Avenue
                   New York, New York 10019
                  Telephone: (212) 474-1000

 ============================================================

                         SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation (the "Company"), and (2) unless and until validly redeemed by the Board of Directors of the Company, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of the Company (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $48.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

Item 11.  Additional Information.

          On December 12, 2000, Parent and the Purchaser commenced litigation in the circuit court for the county of Multnomah, Oregon to compel the Company to make available for inspection and copying by Parent and the Purchaser various shareholder list materials available to the Company to communicate with its shareholders. On November 29, 2000, Parent and the Purchaser demanded that the Company provide for inspection and copying various books and records and shareholder list materials pursuant to Sections 60.774(1) and 60.774(2) of the OBCA. On December 7, 2000, the Company provided certain of the materials demanded by Parent and the Purchaser. On December 8, 2000, Parent and the Purchaser delivered a letter to the Company demanding specified shareholder list materials omitted by the Company in its December 7, 2000 delivery. On December 11, 2000, the Company communicated that it would not produce the omitted shareholder list materials. A copy of the Petition for Alternative Writ of Mandamus filed by Parent and the Purchaser is filed as Exhibit (a)(5)(C) hereto and is incorporated herein by reference.

Item 12.  Exhibits.

(a)(5)(C) Petition for Alternative Writ of Mandamus in State ex rel. Weyerhaeuser Company and Company Holdings, Inc. v. Willamette Industries, Inc., Multnomah County (Oregon) Circuit Court Case No. 0012-12698.

                          SIGNATURES

                  After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                        COMPANY HOLDINGS, INC.,

                                        by /s/ STEVEN R. ROGEL
                                           ----------------------------
                                           Name:  Steven R. Rogel
                                           Title: President

                                        WEYERHAEUSER COMPANY,

                                        by /s/ STEVEN R. ROGEL
                                           ----------------------------
                                           Name:  Steven R. Rogel
                                           Title: President and Chief
                                                  Executive Officer

Dated: December 13, 2000

                        EXHIBIT INDEX

Exhibit No.                Description

(a)(5)(C)        Petition for Alternative Writ of Mandamus in
                 State ex rel. Weyerhaeuser Company and
                 Company Holdings, Inc. v. Willamette
                 Industries, Inc., Multnomah County (Oregon)
                 Circuit Court Case No. 0012-12698.

                                            Exhibit (a)(5)(C)

         IN THE CIRCUIT COURT OF THE STATE OF OREGON

                 FOR THE COUNTY OF MULTNOMAH


-----------------------------------
State ex rel. WEYERHAEUSER COMPANY
and its wholly owned subsidiary
COMPANY HOLDINGS, INC.,                         Case No. 0012-12698


                      Relators,                     PETITION FOR
                                                ALTERNATIVE WRIT OF
v.                                                    MANDAMUS

WILLAMETTE INDUSTRIES, INC.,

                      Defendant.

-----------------------------------


               On the relation of Weyerhaeuser Company
("Weyerhaeuser") and its wholly owned subsidiary, Company
Holdings, Inc. ("CHI"), who are the parties beneficially interested, the State of Oregon alleges:

                              1.

               This is a mandamus action brought by two
shareholders to compel the defendant, an Oregon corporation, to produce in appropriate form its "record of shareholders" pursuant to ORS 60.774(2)(c), ORS 60.781, and Oregon common law. This Court has jurisdiction over this mandamus proceeding pursuant to ORS 34.120, and it is "well settled that mandamus is the appropriate remedy to compel corporations to produce and allow an inspection of their books and records at the suit of a stockholder...." Ralston
v. Grande Ronde Hospital, 149 Or. 45, 47, 39 P.2d 362, 363
(1934). See also Bernert v. Multnomah Lbr. & Box Co., 119 Or. 44, 247 P. 155, 248 P. 156 (1926). Pursuant to ORS 60.781(5),
a "shareholder's request shall be set for hearing at the earliest possible time and shall take precedence over all matters, except matters of the same character and hearing on preliminary injunctions under ORCP 79(B)(3)." Venue is proper under ORS 14.080.

                              2.

               Relators Weyerhaeuser and its wholly owned subsidiary CHI are Washington corporations located in Federal
Way, Washington.

                              3.

               Willamette Industries, Inc. ("Willamette") is an Oregon corporation with its principal place of business in Portland, Oregon.

                              4.

               Following a number of private attempts to negotiate a business combination with Willamette, on November 29, 2000, relators commenced a tender offer to acquire all the outstanding common stock of Willamette. Also on that day, relators, pursuant to ORS 60.774(2), served upon Willamette a written demand for inspection of certain items used by Willamette to facilitate communication with its shareholders. Relators sought these items in good faith for the proper purpose of communicating with relators' fellow Willamette shareholders on matters relating to their mutual interests as shareholders, including, but not limited to, communicating with the shareholders regarding the proposed business combination between Weyerhaeuser and Willamette and the responses of Willamette's Board of Directors to Weyerhaeuser's current business combination proposal. (A copy of relators' November 29 demand is attached to this Petition as Exhibit 1.) See generally Rosentool v. Bonanza Oil and Mine Corp., 221 Or. 520, 529, 352 P.2d 138 (quoting with approval cases from other jurisdictions for the proposition that "[a] stockholder has the right as against the corporation and other stockholders to gain control of the corporation by lawful means such as by stock purchases and stock control. * * * Mandamus will be granted to compel an inspection to enable a stockholder to communicate with other stockholders for those purposes.") (citation omitted) (ellipsis in original); see also Bernert, 119 Or. at 50-54 (discussing generally Oregon law regarding a shareholder's "good faith" and "proper purpose").

                              5.

               On December 7, 2000, Willamette provided certain corporate records pursuant to relators' November 29 demand, but did not provide the items requested in paragraphs
(b) through (i) of the November 29 demand. Among the requested items that were not provided were: (1) a magnetic computer tape list of the holders of shares of Common Stock;
(2) so-called "CEDE" lists, identifying the brokerage firms who bought Willamette shares for their customers and others who have placed those shares in the custody of depository firms such as The Depository Trust Co.; these shares are reflected in Willamette's records only under the names of nominees used by such depository firms; The Depository Trust Co. uses "CEDE & Co." as its nominee for shares it holds as depository, and such lists, regardless of the nominee names adopted by other depository firms, are known as "CEDE lists" (78% of Willamette's shares are held in the name of The Depository Trust Co.; thus, if relators are denied access to this list, they will be severely limited in their ability to communicate with 78% of Willamette's shareholders); (3) so-called "NOBO" lists, identifying the non-objecting beneficial owners of Willamette shares (individuals owning shares through registered broker-dealers who consent to being identified as the actual owner of their shares); and (4) daily transfer sheets showing changes in the records and lists of holders of shares of Common Stock.

                              6.

               On December 8, 2000, relators sent a letter to Willamette repeating their demand for the items not provided by Willamette and requesting a response by the close of business that day. Willamette then requested and received from relators an extension of time until December 11, 2000, to respond to relators' demands. On December 11, 2000, Willamette stated in a letter to relators that Willamette would not comply with the demands that are the subject of this action.

                              7.

               The Oregon statute, as well as Oregon common
law, provide that relators are entitled to inspect the "record of shareholders." ORS 60.774(2)(c). This right to access shareholder information is necessary to put shareholders on an equal footing with management in communicating with other shareholders. Similar statutes from other jurisdictions, including New York and Delaware, have also been found to have this objective. See, e.g., Bohrer v. International Banknote Co., 540 N.Y.S.2d 445, 446 (App. Div.
1989) (requiring a corporation to make available to a requesting shareholder the corporation's magnetic computer tape listing of shareholder names, addresses, and numbers of shares, its "CEDE" lists, and its "NOBO" lists, and holding that the New York statute "seeks, to the extent possible, to place shareholders on an equal footing with management in obtaining access to shareholders"); Sadler v. NCR Corp., 928 F.2d 48 (2d Cir. 1991) (same, with thorough discussion explaining the use of "CEDE" and "NOBO" lists); Hatleigh Corp. v. Lane Bryant, Inc., 428 A.2d 350, 354-55 (Del. Ch.
1981) ("Once having established a proper purpose, a stockholder is entitled to the same lists and data relating to stockholders as is available to the corporation.... To
hold otherwise would be to give the corporation an unfair advantage in a proxy solicitation battle. The best interest of the stockholders requires that they quickly receive all the information generated by the competing interests.") (citations omitted). The items sought are available to Willamette and would reasonably be used by Willamette for the purpose of communicating with its shareholders. Failure to provide such information will materially prejudice relators' ability to communicate effectively with their fellow shareholders.

                              8.

               Relators have no plain, speedy, or adequate remedy in the ordinary course of the law.

                              9.

               In addition to a writ mandating that
Willamette make available the items described in paragraphs
(b) through (i) of Exhibit 1 for inspection by relators and their agents, relators are entitled to an award of their costs and reasonable attorney fees, pursuant to ORS
60.781(3), incurred in seeking this writ.

                             10.

               WHEREFORE, relators petition the Court to issue the writ directed to defendant and commanding it as follows:

               (a) Immediately on receipt of the writ to make available for inspection and copying by relators and their agents the items described in paragraphs (b) through (i) of
Exhibit 1; or, in the alternative,

               (b) To appear before this Court or a judge hereof, at a time and place specified by the Court, to show cause why it has not done as commanded; and further,

               (c) To return the writ then and there, with its certificate annexed showing that it has made available for inspection and copying by relators and their agents the items described in paragraphs (b) through (i) of Exhibit 1 or showing the cause of its omission to do so; and

               (d) To pay relators' costs and reasonable attorney fees.

               DATED this 12th day of December, 2000.

                                        PERKINS COIE LLP

                                        By: /s/ Michael H. Simon
                                            ----------------------------
                                            Michael H. Simon, OSB 86090
                                            Anne L. Nichol, OSB 99158
                                            Telephone: (503) 727-2000
                                            Facsimile: (503) 727-2222

                                        Rory O. Millson
                                        Elizabeth Grayer
                                        CRAVATH, SWAINE & MOORE
                                        825 Eighth Avenue
                                        New York, NY 10019
                                        Telephone: (212) 474-1000
                                        Facsimile: (212) 474-3700

                                        Attorneys for Relators Weyerhaeuser
                                        Company and Company Holdings, Inc.

                                                    EXHIBIT 1

                     WEYERHAEUSER COMPANY
                    COMPANY HOLDINGS, INC.
                 33663 Weyerhaeuser Way South
                Federal Way, Washington 98003

BY HAND DELIVERY                                       November 29, 2000


Willamette Industries, Inc.
1300 Southwest Fifth Avenue
Portland, Oregon 97201


Attention:              G.W. Hawley
                        Corporate Secretary

        Re:   Demand for Inspection of Shareholder
              List and Books and Records Pursuant to
              Section 60.774(2) of the Oregon Business
              Corporation Act

Dear Sir:

          Weyerhaeuser Company ("Weyerhaeuser"), a Washington corporation, is the beneficial owner of 1,000 shares of Common Stock, par value $0.50 per share (the "Common Stock"), of the Company, an Oregon corporation (the "Company"), including 500 shares of Common Stock held by Weyerhaeuser and 500 shares of Common Stock held by Company Holdings, Inc., a Washington corporation and a wholly owned subsidiary of Weyerhaeuser ("CHI" and, together with Weyerhaeuser, the "Requesting Shareholders"). CHI is the owner of 500 shares of Common Stock. Attached hereto as Exhibit A is evidence of such ownership. As common shareholders of the Company, the Requesting Shareholders hereby demand, pursuant to Section 60.774(2) of the Oregon Business Corporation Act (the "OBCA") and the common law of the State of Oregon, the right to inspect on Thursday, December 7, 2000 the following records and documents of the Company and to make copies and extracts therefrom during regular business hours at a reasonable location specified by the Company:

     (a)  A complete record or list of holders of
          shares of Common Stock and the associated rights to purchase shares of Series B Junior Participating Preferred Stock of the Company (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, if any. Such data should be certified by the Company or its transfer agent, showing the name, account number and address of each shareholder and the number of shares of Common Stock and Rights registered in the name of such holder, as of the most recent date available;

     (b) A magnetic computer tape list of the holders of shares of Common Stock or Rights as of the most recent date available, showing the name, account number, address and number of shares of Common
          Stock and Rights registered in the name of each such holder as of the most recent date available and such computer processing data as is necessary to make use of such magnetic computer tape, and a printout of such magnetic computer tape for verification purposes;

     (c) All daily transfer sheets showing changes in the records and lists of holders of shares of Common Stock or Rights referred to above that are in or come into the possession or control of the Company or its transfer agent or other agents, or that can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, from the date of the shareholder lists referred to in paragraphs (a) and (b) above to the date for the Company's 2001 Annual Meeting of shareholders (the "2001 Annual Meeting") or, if later, any special meeting of the Company's shareholders (a "Special Meeting") at which action is proposed to be taken that may bear in any way upon the proposed business combination between Weyerhaeuser and the Company, including, without limitation, any action with respect to Sections
          60.801 to 60.816 of the OBCA;

     (d) All information in or that comes into the Company's possession or control, or that can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, concerning the names, addresses and number of shares of Common Stock or Rights held by the participating brokers and banks named in the individual nominee name of Cede & Co. or other similar nominees, including omnibus proxies and all "Security Position Listing" reports issued by The Depository Trust Company; and a list or lists containing the name, address and number of shares of Common Stock attributable to any participant in any Company employee stock ownership or comparable plan, including the Willamette Industries Stock Purchase Plan, the name of the trustee and methodology for voting said plans and the method by which the Requesting Shareholders may communicate with such participants;

     (e) All information in or that comes into the Company's possession or control, or that can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees relating to the names of the non-objecting beneficial owners ("NOBOs") and consenting beneficial owners of shares of Common Stock or Rights in the format of a printout in descending order balance, magnetic computer tape and such computer processing data as is necessary to make use of such magnetic computer tape, and a printout of such magnetic computer tape for verification purposes (such information is readily available to the Company under Rule 14b-1(b) under the Securities Exchange Act of 1934 from the Independent Election Corporation of America or ADP Proxy Services);

     (f) All "stop" lists or "stop transfer" lists relating to the shares of Common Stock or Rights and any changes, corrections, additions or deletions from such lists, from the date of the shareholder lists referred to in paragraphs (a) and (b) above to the date of the 2001 Annual Meeting or, if later, any Special Meeting;

     (g) A list as of the date of the list referred to in paragraph (a) above of all holders of shares of Common Stock owning 1,000 or more shares of Common Stock and all holders of Rights owning 1,000 or more Rights, arranged in descending order;

     (h) All respondent bank lists and omnibus proxies for such lists (such information is readily available to the Company under Rule 14b-2 of the Securities Exchange Act of 1934);

     (i) A list of all holders of options to purchase shares of Common Stock, the date on which any such option was granted, the date on which any such option becomes exercisable and the exercise price of any such option as of the most recent date available;

     (j)  The information and records specified in paragraphs
          (a) through (i) above as of any record date for shareholder action set by the Board of Directors of the Company (the "Board of Directors"), by operation of law or otherwise; and

     (k) To the extent such items relate to Weyerhaeuser's August 11, 1998, August 28, 2000 or November 6, 2000 proposals to combine Weyerhaeuser and the Company, the minutes of any meeting of the Board of Directors and records of any action of a committee of the Board of Directors while acting in place of the Board of Directors on behalf of the Company, minutes of any meeting of the shareholders of the Company and records of action taken by the shareholders of the Company or the Board of Directors without a meeting, to the extent not subject to inspection pursuant to Section 60.744(1) of the OBCA or otherwise provided to the Requesting Shareholders.

          The Requesting Shareholders further demand that modifications, additions or deletions to any and all information referred to in paragraphs (a) through (i) and (k) above as of the date of the list referred to in paragraph (a) above be immediately furnished to the Requesting Shareholders as such modifications, additions or deletions become available to the Company or its agents or representatives through the date of the 2001 Annual Meeting or, if later, any Special Meeting and that the information and records specified in paragraph (d) above be furnished on a daily basis until the date of the 2001 Annual Meeting or, if later, any Special Meeting.

          The purposes of this demand are to enable the Requesting Shareholders (1) to communicate with their fellow Company shareholders on matters relating to their mutual interests as shareholders, including but not limited to communicating with the shareholders of the Company regarding the proposed business combination between Weyerhaeuser and the Company and the Board of Directors' responses to Weyerhaeuser's current and prior business combination proposals, and (2) to analyze the benefits to the Company and its shareholders of the proposed business combination between Weyerhaeuser and the Company.

          The Requesting Shareholders hereby designate and authorize Cravath, Swaine & Moore, Perkins Coie LLP,
Innisfree M & A Incorporated, their respective partners and employees and any other persons to be designated by them, acting together, singly or in combination, to conduct as their agents, the inspection and copying herein requested.

          Please advise Andrew J. Pitts of Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019 (telephone: (212) 474-1000; fax: (212) 474-3700) when and where the items demanded above will be made available.



                                  Very truly yours,


                                  WEYERHAEUSER COMPANY



                                  By: /s/ STEVEN R. ROGEL
                                      --------------------

                                  Name: STEVEN R. ROGEL
                                        ------------------

                                  Title: PRESIDENT & CEO
                                         -----------------


                                  COMPANY HOLDINGS, INC.



                                  By: /s/ ROBERT A. DOWDY
                                      --------------------

                                  Name: ROBERT A. DOWDY
                                        ------------------

                                  Title: VICE PRESIDENT
                                         -----------------

                      POWER OF ATTORNEY

          KNOW ALL MEN that Weyerhaeuser Company
("Weyerhaeuser") does hereby make, constitute and appoint Cravath, Swaine & Moore and its partners, employees, agents and other persons designated by Cravath, Swaine & Moore; Perkins Coie LLP, its partners, employees, agents and other persons designated by Perkins Coie LLP; and Innisfree M & A Incorporated, its directors, officers, employees, agents and other persons designated by Innisfree M & A Incorporated, its true and lawful attorneys-in-fact and agents for it in its name, place and stead, giving and granting unto said attorneys and agents full power and authority to act on its behalf, as a Shareholder of Willamette Industries, Inc. (the "Company"), to seek the production, and to engage in the inspection and copying, of records and documents of every kind and description, including, without limitation, stocklist materials, the articles of incorporation and amendments thereto, minutes, bylaws and amendments thereto and any other business records relating to the Company.

          Weyerhaeuser reserves all rights on its part to do any act that said attorneys hereby are authorized to do or perform. This Power of Attorney may be terminated by Weyerhaeuser or said attorneys by written notice to the other.

                                  WEYERHAEUSER COMPANY


                                  By: /s/ STEVEN R. ROGEL
                                      --------------------

                                  Name: STEVEN R. ROGEL
                                        ------------------

                                  Title: PRESIDENT & CEO
                                         -----------------

                      POWER OF ATTORNEY

          KNOW ALL MEN that Company Holdings, Inc. ("CHI") does hereby make, constitute and appoint Cravath, Swaine & Moore and its partners, employees, agents and other persons designated by Cravath, Swaine & Moore; Perkins Coie LLP, its partners, employees, agents and other persons designated by Perkins Coie LLP; and Innisfree M & A Incorporated, its directors, officers, employees, agents and other persons designated by Innisfree M & A Incorporated, its true and lawful attorneys-in-fact and agents for it in its name, place and stead, giving and granting unto said attorneys and agents full power and authority to act on its behalf, as a Shareholder of Willamette Industries, Inc. (the "Company"), to seek the production, and to engage in the inspection and copying, of records and documents of every kind and description, including, without limitation, stocklist materials, the articles of incorporation and amendments thereto, minutes, bylaws and amendments thereto and any other business records relating to the Company.

          CHI reserves all rights on its part to do any act that said attorneys hereby are authorized to do or perform.
This Power of Attorney may be terminated by CHI or said attorneys by written notice to the other.

                                  COMPANY HOLDINGS, INC.


                                  By: /s/ ROBERT A. DOWDY
                                      --------------------

                                  Name: ROBERT A. DOWDY
                                        ------------------

                                  Title: VICE PRESIDENT
                                         -----------------

                                                    Exhibit A

   [Account Statements Evidencing Weyerhaeuser Company and
   Company Holdings, Inc.'s Ownership of Willamette Shares]

                    CERTIFICATE OF SERVICE

     I hereby certify that on the date set forth below I caused to be served, by the method or methods set forth below, true and correct copies of the foregoing PETITION FOR
ALTERNATIVE WRIT OF MANDAMUS on:

          (BY FAX AND BY HAND DELIVERY)
          John F. Neupert
          Miller Nash LLP
          Suite 3500
          111 S.W. Fifth Avenue
          Portland, OR 97204-3699

          (BY FAX TO: 212-455-2502)
          James G. Gamble
          Gary L. Sellers
          Mario A. Ponce
          Simpson Thacher & Bartlett
          425 Lexington Avenue
          New York, NY 10017-3954

     DATED this 12th day of December, 2000.

                                        PERKINS COIE LLP

                                        By: /s/ Michael H. Simon
                                            ----------------------------
                                            Michael H. Simon, OSB 86090
                                            Anne L. Nichol, OSB 99158
                                            Telephone: (503) 727-2000
                                            Facsimile: (503) 727-2222